Exhibit 99.1

QUEENSTAKE RESOURCES LTD.

June 2, 2006

To:          The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Queenstake Resources Ltd. (the “Company”) held on May 25, 2006.

1.             Determination of the Number of Directors

According to proxies received and a vote by show of hands, the number of directors was determined at seven.

2.             Election of Directors

According to proxies received and a vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Peter Bojtos
John Ellis
John W.W. Hick
Doris A. Meyer
Dorian L. (Dusty) Nicol

Michael Smith
Robert L. Zerga

3.             Appointment of Auditors

According to proxies received and vote by show of hands, Staley, Okada & Partners, Chartered Accountants was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

4.             Continuance under the Business Corporations Act (British Columbia)

According to proxies received and a vote by show of hands, the continuance of the Company’s corporate jurisdiction from the Business Corporations Act (Yukon) to the Business Corporations Act (British Columbia) was approved.